GS Mortgage Securities Corp.
                                85 Broad Street
                              New York, NY 10004

                                                       March 14, 2003


VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Max Webb

         RE:  Request for Withdrawal of Registration Statement on Form S-3
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         GS Mortgage Securities Corp.
         File No.:  333-100615

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, GS Mortgage Securities Corp. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission for the immediate withdrawal of the Registration Statement on Form S-3 filed by the Registrant on October 18, 2002, File Number 333-100615 (the "Registration Statement").

         This withdrawal is being sought, because the Registrant is no longer interested in offering the types of securities described in the Registration Statement. No securities were sold in connection with the offering that was the subject of the Registration Statement. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

         Please direct any questions or comments relating to this filing to Richard F. Kadlick, Esquire at (212) 735-2716.

                                            Sincerely,

                                            GS Mortgage Securities Corp.

                                            By:  /s/ Samuel Ramos
                                                 ----------------------
                                                 Name:  Samuel Ramos
                                                 Title: Secretary